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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                  Commission File Number 0-20490
                                                                         -------

                           NOTIFICATION OF LATE FILING


(Check One): [X] Form 10-K  [ ] Form 11-K  [ ] Form 20-F  [ ] Form 10-Q
             [ ] Form N-SAR
For Period Ended: JULY 31, 2001
                 ---------------------------------------------------------------
[ ] Transition Report on Form 10-K          [ ]  Transition Report on Form 10Q
[ ] Transition Report on Form 20-F          [ ]  Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K
For the Transition Period Ended:
                                ------------------------------------------------

                        Read attached instruction sheets before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above,
identify the Item(s) to which the notification relates:           N/A
                                                       -------------------------

                         PART I. REGISTRANT INFORMATION

Full name of registrant         THE CARBIDE/ GRAPHITE GROUP, INC.
                       ---------------------------------------------------------
Former name if applicable
                          ------------------------------------------------------
Address of principal executive office (Street and number) ONE GATEWAY CENTER,
                                                          19TH FLOOR
                                                         -----------------------
City, State and Zip Code        PITTSBURGH, PA  15222
                        --------------------------------------------------------

                        PART II. RULE 12b-25 (b) AND (c)

         If the subject report could not be filed without unreasonable efforts or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report of Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on From 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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                              PART III. NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The registrant and its subsidiaries filed a petition for relief under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Western District of Pennsylvania (the "Bankruptcy Court") on September 21, 2001 (the "Bankruptcy Filing"). The registrant is unable to timely file its Annual Report on Form 10-K for the year ended July 31, 2001 because compliance with the periodic reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), would cause the company significant hardship and unreasonable burden in terms of expense and effort on the part of the company and its management. Since the bankruptcy filing, the efforts of the company have been occupied by addressing the day-to-day needs of a Chapter 11 debtor, including obtaining approval of the Bankruptcy Court for non-ordinary course activities, negotiating with its major creditor constituencies and ongoing efforts to sell the company's assets or prepare a plan of reorganization. Moreover, given the attention of the company's management to the matters described in the previous sentence, the company's auditors have been unable to complete an audit of the company's financial statements for the company's fiscal year ended July 31, 2001.


         On October 25, 2001, the company submitted a No-Action Letter (the "No-Action Letter") to the Securities and Exchange Commission requesting relief from the periodic reporting obligations under the Exchange Act. The company is awaiting a reply to the No-Action Letter. In the meantime, in accordance with the modified reporting requested in the No-Action Letter, the company intends to file, under cover of Form 8-K and in lieu of its Exchange Act reports, the monthly operating reports that it files with the U.S. Trustee and the Bankruptcy Court. If the relief requested in the No-Action Letter is denied, the company will file its Fiscal 2001 10-K as soon as practicable after receipt of such denial.

                           PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        WILLIAM M. THALMAN, VICE PRESIDENT - TREASURER       (412) 562-3752
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                         (Name)                   (Area code) (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s)

                                                   [X] Yes     [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                   [X]  Yes    [ ] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         As explained above, the registrant is in a Chapter 11 proceeding in bankruptcy, which will significantly affect its earning statements.


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                        THE CARBIDE/GRAPHITE GROUP, INC.
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                  (Name of registrant as specified in charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: OCTOBER 29, 2001         By: /s/ WILLIAM M. THALMAN
                                  ----------------------------------------------
                                  WILLIAM M. THALMAN, VICE PRESIDENT - TREASURER


                  Instruction. The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

         International misstatements or omissions of a fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of the public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.


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